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                                                                       EXHIBIT 4


                         DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Charter provides that ICCMIC may issue up to 500,000,000 shares of capital stock, all of which shall initially be classified as Common Stock ($0.0001 par value). The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock. Upon completion of this offering, 25,000,000 shares of Common Stock will be issued and outstanding, and 7,500,000 shares of Common Stock will be reserved for issuance upon exercise of options, and no preferred stock will be issued and outstanding.

COMMON STOCK

     All outstanding shares of Common Stock will be duly authorized, fully paid and nonassessable upon the Closing. Subject to the preferential rights of any other shares or series of shares of capital stock, holders of Common Stock are entitled to receive non-cumulative dividends if and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of ICCMIC legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of ICCMIC. ICCMIC intends to pay quarterly dividends.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of capital stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means in all elections of directors, each holder of Common Stock has the right to cast one vote for each share of stock for each candidate. For a discussion of the voting rights of holders of the Common Stock, including the provisions specifying the vote required by security holders to take action, see "Certain Provisions of Maryland Law and of ICCMIC's Charter and Bylaws."

     No holder of any Common Stock shall have any preemptive right to subscribe for a purchase any stock or other securities of ICCMIC other than such, if any, as the Board of Directors, in its sole discretion, may determine.

     Certain provisions of ICCMIC's Charter and Bylaws and certain provisions of Maryland law could have the effect of delaying, deferring or preventing a change in control of ICCMIC. See "Certain Provisions of Maryland Law of ICCMIC's Charter and Bylaws."

PREFERRED STOCK

     The Charter authorizes the Board of Directors to classify and reclassify unissued capital stock into shares of preferred stock ("Preferred Stock") of one or more series without the approval of the stockholders. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of the holders of Common Stock. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, or the shares of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares of Common Stock. As of the date hereof, no shares of Preferred Stock are outstanding and the Company has no current plans to issue Preferred Stock.

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RESTRICTIONS ON TRANSFER

     For ICCMIC to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding shares of capital stock. Specifically, not more than 50% in value of ICCMIC's outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than its 1997 taxable year), and ICCMIC must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than its 1997 taxable year). See "Federal Income Tax Considerations--Requirements for Qualification."

     Because the Board of Directors believes it is essential for ICCMIC to continue to qualify as a REIT, the Charter, subject to certain exceptions and waivers described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the number of outstanding shares of Common Stock or of any series of Preferred Stock (the "Ownership Limitation").

     Subject to certain exceptions described below, the Charter provides that any purported transfer of shares of Common Stock or Preferred Stock (or certain other events) that would (i) result in any person owning, directly or indirectly, shares of Common Stock or Preferred Stock in excess of the Ownership Limitation, (ii) result in the shares of Common Stock or Preferred Stock, collectively, being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in ICCMIC being "closely held" within the meaning of section 856(h) of the Code, (iv) cause ICCMIC to own, actually or constructively, 10% or more of the ownership interests in a tenant of the Company's real property, within the meaning of section 856(d)(2)(B) of the Code or (v) result in such shares being owned by a disqualified organization, (each of the foregoing shall be referred to herein as a "Prohibited Transfer Event"), shall be void ab initio as to the transfer of that number of shares that would otherwise be beneficially owned (determined without reference to any rules of attribution) by the transferee, and the intended transferee shall acquire no rights in such shares of Common Stock or Preferred Stock. For purposes of the foregoing, a "Disqualified Organization" means (A) the United States, any State or political subdivision thereof, any foreign government, any international organization, or any agency or instrumentally of the foregoing, (B) any organization (other than a cooperative described in section 521 of the Code) which is exempt from tax unless such organization is subject to the tax imposed by section 511 of the Code and (C) any organization described in section 1381 (a)(2)(C) of the Code.

     If there is a Prohibited Transfer Event, except as described below, the purported transferor shall cease to own any right or interest in the number of shares that would otherwise be transferred and such shares will be designated as "Shares-in-Trust" and transferred automatically to a trust (the "Trust") effective on the day before the purported transfer of such shares of Common Stock or Preferred Stock. The record holder of the shares of Common Stock or Preferred Stock that are designated as Shares-in-Trust (the "Prohibited Owner") will be required to submit such number of shares of Common Stock or Preferred Stock to ICCMIC for registration in the name of the Trust. The trustee of the Trust (the "Trustee") will be designated by ICCMIC, but will not be affiliated with ICCMIC. The beneficiary of the Trust (the "Beneficiary") will be one or more charitable organizations that are named by ICCMIC.

     Shares-in-Trust will remain issued and outstanding shares of Common Stock or Preferred Stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The Trustee will receive all dividends and distributions on the Shares-in-Trust and will hold such dividends or distributions in trust for the benefit of the Beneficiary. The Trustee will vote all Shares-in-Trust. The Trustee will designate a permitted transferee of the Shares-in-Trust, provided that the permitted transferee (i) purchases such Shares-in-Trust for valuable consideration and (ii) acquires such Shares-in-Trust without such acquisition resulting in a transfer to another Trust.

     The Prohibited Owner with respect to Shares-in-Trust will be required to repay to the Trustee the amount of any dividends or distributions received by the Prohibited Owner (i) that are attributable to any Shares-in-Trust and (ii) the record date of which was on or after the date that such shares became Shares-in-Trust. The Prohibited Owner generally will receive from the Trustee the lesser of (i) the price per share such Prohibited Owner paid

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for the shares of Common Stock or Preferred Stock that were designated as
Shares-in-Trust (or, in the case of a gift or devise, the Market Price (as defined below) per share on the date of such transfer) or (ii) the price per share received by the Trustee from the sale of such Shares-in-Trust. Any amounts received by the Trustee in excess of the amounts to be paid to the Prohibited Owner will be distributed to the Beneficiary.

     The Shares-in-Trust will be deemed to have been offered for sale to ICCMIC, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Shares-in-Trust (or, in the case of a gift or devise, the Market Price per share on the date of such transfer) or (ii) the Market Price per share on the date that ICCMIC, or its designee, accepts such offer. ICCMIC will have the right to accept such offer for a period of ninety days after the later of (i) the date of the purported transfer which resulted in such Shares-in-Trust or (ii) the date ICCMIC determines in good faith that a transfer resulting in such Shares-in-Trust occurred.

     "Market Price" on any date shall mean the average of the Closing Price (as defined below) for the five consecutive Trading Days (as defined below) ending on such date. The "Closing Price" on any date shall mean the average of the high bid and low asked prices in the over-the-counter market, as reported by The Nasdaq Stock Market. "Trading Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     Any person who acquires or attempts to acquire shares of Common Stock or Preferred Stock in violation of the foregoing restrictions, or any person who owned shares of Common Stock or Preferred Stock that were transferred to a Trust, will be required (i) to give immediately written notice to ICCMIC of such event and (ii) to provide to ICCMIC such other information as it may request in order to determine the effect, if any, of such transfer on ICCMIC's status as a REIT.

     All persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Code) of the outstanding shares of Common Stock or Preferred Stock must, within 30 days after January 1 of each year, provide to ICCMIC a written statement or affidavit stating the name and address of such direct or indirect owner, the number of shares of Common Stock or Preferred Stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect stockholder shall provide to ICCMIC such additional information as ICCMIC may request in order to determine the effect, if any, of such ownership on ICCMIC's status as a REIT and to insure compliance with the Ownership Limitation.

     The Ownership Limitation generally will not apply to the acquisition of shares of Common Stock or Preferred Stock by an underwriter that participates in a public offering of such shares. In addition, the Board of Directors, upon receipt of a ruling from the Service or an opinion of counsel and upon such other conditions as the Board of Directors may direct, may exempt a person from the Ownership Limitation under certain circumstances. The foregoing restrictions will not be removed until the Board of Directors determines that it is no longer in the best interests of ICCMIC to attempt to qualify, or to continue to qualify, as a REIT and there is an affirmative vote of two-thirds of all of the votes ordinarily entitled to be cast in the election of directors, voting together as a single class at a regular or special meeting of the stockholders of ICCMIC.

     All certificates representing shares of Common Stock or Preferred Stock will bear a legend referring to the restrictions described above.

     The Ownership Limitation could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of Common Stock might receive a premium for their shares of Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

DIVIDEND REINVESTMENT PLAN

     ICCMIC may implement a dividend reinvestment plan whereby stockholders may automatically reinvest their dividends in ICCMIC's Common Stock. Details about any such plan would be sent to ICCMIC's stockholders following adoption thereof by the Board of Directors.

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REPORTS TO STOCKHOLDERS

     ICCMIC will furnish its stockholders with annual reports containing information regarding the business and performance of the Company, including audited financial statements certified by independent public accountants and distribute quarterly reports containing unaudited financial information for each of the first three quarters of the year.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

LISTING OF THE COMMON STOCK

     The Common Stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

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